

August 1, 2024

Robert J. Hutter
Chief Executive Officer
Learn SPAC HoldCo, Inc.
11755 Wilshire Blvd.
Suite 2320
Los Angeles, CA 90025

>   **Re: Learn SPAC HoldCo, Inc.**
>   **Amendment No. 4 to the Registration Statement on Form S-4**
>   **Filed July 24, 2024**
>   **File No. 333-276714**

Dear Robert J. Hutter:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to the Registration Statement on Form S-4

General

1.   In your response letter dated June 18, 2024, you provided a response to our prior comment asking you to provide us with information and analysis under Section 3 of the Investment Company Act of 1940 with respect to whether Innventure will be an investment company within the meaning of the Act. This comment as well as all of the following under "General" relate to such response. We note that Innventure's "disruptive conglomerate" business model was "developed in 2023" and revisions to Innventure's website (to remove reference to "exits from the new Operating Companies via trade sale or IPO to support accelerated scaling and Investor ROIC") were made on January 26, 2024, such that Innventure "no longer describes exit transactions as a principal focus of the Business." Please supplement your analysis of Innventure's "historical development" to address the implications to Innventure's analysis of its recent change in business focus, including why its very recent emphasis on accelerated scaling with "exit transactions…a

principal focus of the Business" does not tend to indicate that Innventure was primarily engaged in the business of investing in securities. In this regard, we note your conclusion that "Innventure would not fit the [description of a special situation investment company], since it does not engage in a pattern of acquiring securities…." In your response, please (i) describe whether you have concluded that Innventure's previous "principal focus" on exit transactions could not indicate that Innventure is (or was) a special situation investment company simply because Innventure appears to have acquired and deposited intellectual property in companies that Innventure apparently formed itself (instead of acquiring companies that already held such assets) and (ii) cite to any supporting legal authority.

2.   We note that the recently-adopted "disruptive conglomerate" business model is a change to the "principal focus" of Innventure's proposed business. Please discuss any public representations regarding (i) this change to the focus of Innventure's business or (ii) the implications for Innventure's business of "operat[ing] [its companies] over the long term," including any instances where Innventure addressed its plans to focus on the operation of its current or future subsidiary companies into the foreseeable future.

3.   To the extent the ESG Fund could make any additional investments in the future, please describe in detail whether and to what extent the investment objectives of the ESG Fund are consistent with Innventure's new "disruptive conglomerate" model, considering Innventure appears to have abandoned plans to seek exits "five years after company inception" and, instead, does not expect exit transactions "to be a factor in the business plans" and "intends to retain majority (or sole) ownership of the Operating Companies indefinitely."

4.   Please revise your risk disclosure to address the risk that Innventure would be more likely to be deemed an investment company to the extent that, rather than retaining majority (or sole) ownership of its subsidiaries indefinitely, it operates its subsidiary businesses primarily for the purpose of making a profit in the sale of the controlled company's securities.

5.   Based on the information received to date, the staff does not necessarily agree or disagree with your proposed treatment of Innventure's interests in AFX as non-securities. Please supplement your analysis of the activities of Innventure's officers and directors to discuss the implications to your analysis, including your conclusions, if Innventure's interests in AFX were deemed to be securities. In this regard, we note that you indicate that "If, however, its interest in AFX were considered to be a security, then Innventure believes that the number of its personnel involved in managing Innventure's securities holdings would increase."

6.   We note your observation that "[a]s of March 31, 2024, Innventure, together with AFX and ACC, had a total of 99 individuals on payroll…" Please clarify the basis for including employees of AFX in your analysis of the activities of officers and directors of Innventure, in light of the fact that it is not part of your consolidated analysis set forth in the remainder of your *Tonopah* analysis, which for example, elsewhere only "reflects the consolidation of Innventure with ACC, IGP, and IMS…."

7.   Please supplement your analysis of the activities of the officers and directors of Innventure to explicitly address (i) officers and directors of Innventure, ACC, IGP, and

IMS, to the extent not already addressed in your discussion of individuals on payroll and (ii) employees of IGP and IMS. In your response, please address the investment expertise held by persons working on matters related to the ESG Fund and whether (and to what extent) such persons are also officers, directors, or employees of Innventure.

8. Please describe in additional detail (i) the current and proposed activities of Innventure's capital markets team, including its Head of Capital Markets, and (ii) any activities or operations of these or other company personnel relating to preparation for potential "exits" from Innventure's current or future subsidiary companies, including for example, through IPOs or sales. In addition, please confirm whether exit transactions are or are not expected to be a factor in *Innventure's* business plan. In this regard, we note Innventure's indication that "exit transactions are not expected to be a factor in the business plans for *Operating Companies.*" (emphasis added)

9. We note the "Discussion of Differences in Asset Values as between the S-4 Financials and 3(a)(1)(A) Table" provided on page 24 of your response letter dated June 18, 2024. Please:

    • Describe in additional detail each individual "adjustment" and/or "reclassification" listed in the columns entitled "Adj to remove GAAP balance related to AFX" and "Adj to record AFX FV and 40 ACT treatment reclass" on Annex B, including in each case, (i) the original account in the S-4 Financials that was "adjusted" to derive an amount listed in the above-described columns and (ii) the amount of any adjustment;

    • Specifically identify (i) any instances where you include an asset on the Company's 3(a)(1)(A) Table that was not recorded in the S-4 Financials and (ii) each instance where an asset recorded on the 3(a)(1)(A) Table does not have the same value ascribed to it on the 3(a)(1)(A) Table that was ascribed to it in the S-4 Financials; and

    • To the extent any value specified in the 3(a)(1)(A) Table is (i) different from "the values that would be determined pursuant to 1940 Act Section 2(a)(41)" and/or (ii) different from the value ascribed to the asset in the S-4 Financials, specifically explain how and why the valuations differ.

10. We note the discussion of the nature of Innventure's assets and its sources of income provided on pages 10 and 11 of your response letter dated June 18, 2024. Please:

    • Describe the instruments recorded as "cash equivalents" and "short term investments" and, for each type of asset, their approximate amounts;

    • Describe in additional detail Innventure's arrangements to acquire additional PCT shares, including Innventure's plans to acquire additional shares from affiliates or related parties. In your response, please discuss the implications of such planned acquisitions to Innventure's status analyses and provide a good faith estimate of the total number of PCT shares Innventure proposes to hold upon the completion of all such potential transactions, together with an estimate of the approximate percentage of non-cash assets composed of PCT shares upon the completion of all such transactions;

    • Provide your legal analysis supporting your conclusion that expenses incurred in connection with the acquisition or holding of PCT shares should not be viewed as investment expenses. In your response, please explain why the acquisition of shares "from an affiliate to enable Innventure to show continued support for PCT" is relevant to your analysis; and

- We note your suggestion that "Loans from Innventure to AFX" are "[a]rguably not a security based on the analysis in Section (2) [of your response letter]." Please provide your legal analysis supporting your conclusion that such loans do not meet the definition of a security as defined in the Investment Company Act, including, as necessary, the relevance to your conclusion of the *Howey* analysis presented with respect to the Company's interests in AFX.

11. Please provide a supplementary reconciliation of the description of Innventure's assets for purposes of its Section 3(a)(1)(C) analysis with the S-4 Financials. In your response, please:

- Specifically identify (i) any instances where you include an asset on the Company's 3(a)(1)(C) Table that was not recorded in the S-4 Financials and (ii) each instance where an asset recorded on the 3(a)(1)(C) Table does not have the same value ascribed to it on the 3(a)(1)(C) Table that was ascribed to it in the S-4 Financials; and

- To the extent any value specified in the 3(a)(1)(C) Table is (i) different from "the values that would be determined pursuant to 1940 Act Section 2(a)(41)" and/or (ii) different from the value ascribed to the asset in the S-4 Financials, specifically explain how and why the valuations differ. In your response, please describe in detail your valuation of Innventure's equity ownership of AFX, ACC, IGP, and IMS, including how such valuations were determined. In this regard, we note that the purported value of Innventure's equity ownership in ACC would, alone, greatly exceed the total value of all of Innventure's assets reflected in the S-4 Financials prepared in accordance with GAAP.

Interests of Learn CW's Directors and Executive Officers in the Business Combination, page 18

12. We note your response to prior comment 4. You state in the first paragraph on page 19 that Robert Hutter and Adam Fisher, who serve as directors on the Learn CW Board and as Learn CW's CEO and President, respectively, may be deemed to indirectly beneficially own the 5,630,000 Learn CW securities that are directly beneficially owned by the Sponsor. You further state in the second paragraph on page 19 that the independent directors of the LCW Board hold 120,000 Learn CW Class B Ordinary Shares in the aggregate. Please revise your disclosure to provide an aggregate dollar amount and describe the nature of what Learn CW's officers and directors have at risk, if material, that depends on completion of a business combination, including each of the aforementioned.

Learn CW Investment Corporation
Notes to Financial Statements
Note 1: Description of Organization and Business Operations, page F-27

13. We note your disclosure in Note 1 to the financial statements of LEARN CW Investment Corporation that "[t]he post-Business Combination company will own 100% of the outstanding voting securities of the target and will therefore not be required to register as an investment company under the Investment Company Act of 1940, as amended…." Please revise this statement to account for the risk that Innventure could meet the

definition of an investment company, as generally described in the risk factor captioned "If Innventure is deemed to be an investment company under the Investment Company Act, it may be required to institute burdensome compliance requirements and its activities may be restricted, which may make it difficult to operate or to execute its growth plans."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: John W. Stribling